Mail Stop 6010

November 16, 2007

Charles E. Harris
Chief Executive Officer
Intellon Corporation
5100 West Silver Springs Boulevard
Ocala, Florida 34482

> **Re:** **Intellon Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 8, 2007**
> **File No. 333-144520**

Dear Mr. Harris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We are subject to order and shipment uncertainties, page 9

1. Please provide us an analysis of the materiality of the operational developments mentioned in the last sentence of the second paragraph redacted from your response to prior comment 10. Include in your analysis whether these developments should be described in this risk factor.

Growing Demand for High-Definition Video, page 61

2. We note the new market data in your registration statement. Please update response 11 in your letter to us dated August 28, 2007.

2006 and 2007 Equity Incentive Awards, page 96

3.   We note the additional option grants mentioned in the changes on page 99 to your "Stock Ownership Requirements" disclosure. Please tell us why you have not discussed these additional grants here.

Note 7. Redeemable Convertible Preferred Stock, page F-24

Conversion, page F-27

4.   We note that your Series A, Series B and Series C redeemable convertible preferred stock is convertible into common stock only if the initial public offering aggregate proceeds raise at least $30 million at a purchase price of not less than $2.6766 per share. If your offering price per share is not at least $2.6766 per share and the offering does not raise at least $30 million, it appears that your preferred stock will not automatically convert and your pro forma presentation on page F-3 and F-4 will not be accurate. Please advise.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane, Branch Chief, at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Trevor Chaplick, Esq.